November 12, 2024

David Martin
Chief Financial Officer
TITAN INTERNATIONAL INC
1525 Kautz Road, Suite 600
West Chicago, IL 60185

       Re: TITAN INTERNATIONAL INC
           Registration Statement on Form S-3
           Filed November 1, 2024
           File No. 333-282964
Dear David Martin:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1.     Because Rule 415(a)(1)(i) of the Securities Act excludes from the concept of
       secondary offerings sales by parents or subsidiaries of the issuer, it appears that you may not register this transaction as a resale. Accordingly, please revise the registration statement to set a fixed price for the duration of the offering with the selling stockholder being designated as a statutory underwriter. Refer to Securities
       Act Forms Question 116.15 of the Division of Corporation Finance   s
Compliance and
       Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 12, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing